QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

December 2, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in November 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during November 2008.

THOMSON REUTERS PLC — RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1:        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for the notification (please tick the appropriate box or boxes):

	An acquisition or disposal of voting rights	X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3.	Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc

4.	Full name of shareholder(s) (if different from 3.):	HSBC Bank plc
HSBC Financial Products (France)
HSBC Global Asset Management (Canada) Limited
HSBC Investment Management
HSBC Private Bank (Jersey) Limited
HSBC Trust Company (UK) Limited
HSBC Trustee (Hong Kong) Limited
SINOPIA ASSET MANAGEMENT
Sinopia Asset Management (UK) Limited

5.	Date of the transaction and date on which the threshold is crossed or reached:	5th November 2008

6.	Date on which issuer notified:	6th November 2008

7.	Threshold(s) that is/are crossed or reached:	6%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rightsix
Class/type of shares if possible using the ISIN CODE		Number of voting rightsviii				% of voting rights
Number of shares
			Direct	Direct[x]	Indirectxi	Direct	Indirect

GB00B29MWZ99	13,197,043	13,197,043	12,028,909	12,028,909	459,485	6.66%	0.25%

B: Financial Instruments
Resulting situation after the triggering transactionxii
Type of financial instrument	Expiration datexiii	Exercise/Conversion Period/Datexiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

12,488,394	6.91%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexv:

Proxy Voting:
10.	Name of the proxy holder:	N/A

11.	Number of voting rights proxy holder will cease to hold:	N/A

12.	Date on which proxy holder will cease to hold voting rights:	N/A

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited
		Credit Suisse International

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	5.11.08

6.	Date on which issuer notified:	7.11.08

7.	Threshold(s) that is/are crossed or reached:	4%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares if possible use ISIN CODE		Number of voting rights				Percentage of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

ORD
GB00B29MWZ99	10,585,004	10,585,004	8,427,670	8,427,670	N/A	4.34%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

8,427,670	4.34%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:
10.	Name of the proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

TR-1:        NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2.	Reason for notification (yes/no)

	An acquisition or disposal of voting rights	YES

	An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

	An event changing the breakdown of voting rights

	Other (please specify):

3.	Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4.	Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited
		Credit Suisse International

5.	Date of transaction (and date on which the threshold is crossed or reached if different):	20.11.08

6.	Date on which issuer notified:	24.11.08

7.	Threshold(s) that is/are crossed or reached:	3%

  8.    Notified details:

A: Voting rights attached to shares
	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights
Class/type of shares If possible use ISIN code		Number of voting rights				Percentage of voting rights
Number of shares
				Direct	Indirect	Direct	Indirect

ORD
GB00B29MWZ99	8,427,670	8,427,670	6,739,578	6,739,578	N/A	3.47%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

6,739,578	3.47%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Securities (USA) LLC are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:
10.	Name of proxy holder:

11.	Number of voting rights proxy holder will cease to hold:

12.	Date on which proxy holder will cease to hold voting rights:

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility
or Connected Persons

NEW YORK, NY — November 14, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that on November 13, 2008, Niall FitzGerald, KBE, a Deputy Chairman of its board of directors, was granted 28,675 Thomson Reuters Corporation restricted share units (RSUs) as part of his annual remuneration. Mr. FitzGerald is also paid US$300,000 in cash. 50% of Mr. FitzGerald's RSUs will vest on each of October 1, 2009 and October 1, 2010. Each vested RSU will entitle Mr. FitzGerald to receive one Thomson Reuters Corporation common share.

Following this grant, Mr. FitzGerald beneficially owns 28,675 Thomson Reuters Corporation RSUs and 27,658 Thomson Reuters Corporation common shares.

Mr. FitzGerald's holdings do not exceed 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contact:

David W. Binet
Secretary to the Board
Thomson Reuters
david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC — Voting Rights and Capital

Update for November 2008

NEW YORK, NY — November 28, 2008 — Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) hereby notifies the market in conformity with Disclosure and Transparency Rule 5.6.1 that the issued capital of Thomson Reuters PLC consists of 180,503,963 ordinary shares of 25 pence each as of November 28, 2008. Thomson Reuters PLC holds no shares in Treasury.

Therefore, the total number of voting rights in Thomson Reuters PLC is 180,503,963 ordinary shares.

The above figure (180,503,963) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA's Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

QuickLinks

  Exhibit 99.1